November 9, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	Ms. Anne Nguyen Parker Branch Chief

Re:	Pioneer Southwest Energy Partners L.P. Amendment No. 2 Registration Statement on Form S-1 Filed October 17, 2007 File No. 333-144868
Ladies and Gentlemen:
          Set forth below are the responses of Pioneer Southwest Energy Partners L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 7, 2007, with respect to the Partnership’s Amendment No. 2 to Form S-1 initially filed with the Commission on October 17, 2007, File No. 333-144868 (“Amendment No. 2”).
          In Amendment No. 3 to the Partnership’s registration statement on Form S-1 (the “Registration Statement”), we have revised the disclosure to (i) respond to the Staff’s comments on Amendment No. 2, (ii) reflect changes made to the forms of partnership agreement and other ancillary agreements since the last filing, and (iii) update the Partnership’s historical and pro forma financial statements to reflect such information through and including September 30, 2007.
          For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
General
1.	We note your response to prior comment 3. Please provide us supplementally with a copy of the marketing agreement entered into by Pioneer Natural Resources Company and the entities to which it markets your oil and gas production. We may have further comments.

Response:

We have provided to you supplementally, hard copies only of the marketing agreements entered into by Pioneer Natural Resources USA, Inc. with Plains Marketing, L.P., TEPPCO Crude Oil and ONEOK Inc. (formerly Koch Hydrocarbon, LP). Pursuant to Rule 83, we have requested confidential treatment of these supplemental materials.

Securities and Exchange Commission  November 9, 2007  Page 2
2.	We note your response to prior comment 3. Please clarify for us the statement in your response that Pioneer “determines in its sole discretion the appropriate arrangements therefor.” Specifically, please advise us of whether Pioneer retains the discretion to allocate revenues in a manner that is not proportionate to production contributed. We may have further comment.

Response:

As is standard in the oil and gas industry, Pioneer, as operator, is responsible for selling all of the production from the wells (unless the working interest owner chooses to take production in kind) in a commercially reasonable manner and, subject to that standard has sole discretion in the choice of terms, prices and purchaser of production. Also as is standard in the oil and gas industry, Pioneer, as operator, distributes the revenues that it receives from those sales to the working and royalty interest owners in accordance with their respective ownership interests. We have revised the Registration Statement to clarify this point. Please see page 87.
Long-Term Incentive Plan, page 103
3.	We refer you to Item 402(b)(1)(v) of Regulation S-K. You disclose that the partnership will be 100% responsible for compensation provided pursuant to the Pioneer Southwest Energy LP 2007 Long-Term Incentive Plan. In light of the compensation directly attributable to the partnership, please supplement your disclosure regarding the material terms of the plan. For example, to the extent the plan administrator has established “specified financial objectives” that must be achieved in order for awards to be made, revise to disclose the specific objectives established for fiscal 2007. Additionally, if there are other objectives such as operational, strategic and personal achievement targets and/or goals that will be considered in the awarding of long-term incentive compensation, revise to disclose such objectives. We may have further comment.

Response:

We have revised the Registration Statement accordingly. Please see pages 106-109.

Securities and Exchange Commission  November 9, 2007  Page 3
          Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins LLP, William Finnegan at (713) 758-3704 or Cheryl Hogan at (713) 758-4536.

Very truly yours, PIONEER SOUTHWEST ENERGY PARTNERS, L.P.

By:	Pioneer Natural Resources GP LLC, its general partner

By:	/s/ Richard P. Dealy
Richard P. Dealy
Executive Vice President, Chief Financial Officer and Director

cc:	William Finnegan (by facsimile)
Vinson & Elkins LLP
2500 First City Tower
1001 Fannin Street
Houston, Texas 77002-6760

Robert L. Kimball (by facsimile)
Vinson & Elkins LLP
2001 Ross Avenue
Suite 3700
Dallas, Texas 75201-2975